July 22, 2011
Via Edgar
Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
USA

Re:	Bank of Nova Scotia
Form 40-F
Filed December 3, 2010
Form 6-K
Filed May 31, 2011
File No. 002-09048
Dear Ms. Hayes,
This letter is in response to your letter dated July 8, 2011 to Mr. Luc A. Vanneste in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2010.
For your convenience, we have reproduced your comments and included our comments below.
Form 40-F, for Fiscal Year Ended October 31, 2010
1.	In future filings please correct the Commission File Number on your’34 Act filings to reflect the correct file number of 002-09048.
In future filings, we will use the correct Commission File Number (002-09408) on our 34’ Act filings.

Response Letter
File No. 002-09048

Annual Information Form
2.	You disclose on page 3 of Exhibit 1 to your Form 40-F that you operate in Latin America, a region generally understood to include Cuba. It also appears from your website that you may engage in transactions relating to Iran, and that you facilitate wire transfers to Sudan and Syria. As you know, Cuba, Iran, Sudan and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.
Please describe to us the nature and extent of your past, current and anticipated business activities related to, or contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated July 26, 2007. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments since that letter. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.
Our response letters of March 15, 2007 and July 26, 2007 (collectively, the “2007 Response”) indicated that the Bank’s activities related to and contacts with Cuba, Syria, Sudan and Iran were minimal, immaterial, and did not constitute a material investment risk to the Bank’s security holders. This continues to be the case as of the date of this letter. Furthermore, the Bank continues to have policies and procedures to address relevant U.S. laws, as noted in our 2007 Response.
The Bank is in the process of conducting the appropriate due diligence in order to provide a more detailed response. This process will include collecting and analyzing information from various systems, business lines and specialized departments. We anticipate being able to provide you with a complete response by August 31, 2011.
3.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies

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that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.
Please refer to the response set forth under comment 2 above. As noted, we anticipate being able to provide you with a completed response by August 31, 2011.
Exhibit 3 —Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Loans, page 116
4.	We note your disclosure on page 117 that a loan contractually past due by 180 days in all situations is classified as impaired except when it is guaranteed or insured by the Canadian government. In addition, we note from your allowance for credit losses tabular disclosure on page 125 that you wrote-off loans only to the specific allowance even though you recorded a provision for credit losses to both the specific and general allowance in fiscal year 2009. In an effort to provide clear and transparent disclosures please tell us and revise future filings to discuss in detail the relationship between the specific and general allowance and why there were no write-offs to the general allowance in the past two fiscal years. Also, in your response discuss how the impaired loan policy affects your specific allowance.
The Bank’s credit risk management processes are based on delineating the portfolio between performing and non-performing/impaired loans. This delineation also impacts the determination of the allowances for credit losses.
Except for loans in the retail portfolio (credit cards, mortgages and most personal loans), specific allowances are set up for impaired loans on an item-by-item basis and reflect the associated estimated credit losses. The determination of impaired loans is based on the Bank’s policy definitions of impaired loans. For the retail portfolio, specific allowances are calculated on a collective basis using a formula method taking into account recent loss experience (roll rate methodology). The Bank’s impaired loan policy is also taken into account in this methodology. For both the individual and formulaically-based specific allowance, individual write-offs and changes are tracked and recorded against the specific allowance and as a result can be reconciled as per Note 5(b), Allowance for credit losses, on page 125 of the Annual Report.

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In contrast, the General Allowance for credit losses (GA) is intended to cover incurred losses in the loan portfolio that have not yet been identified (i.e. in the non-impaired or performing portfolio). It represents management’s estimate of probable losses inherent in the performing loan portfolios that cannot be identified on an item-by item basis. The GA also covers loans that have been classified as impaired but for which no specific allowance has been determined. Please refer to the Bank’s accounting policy on page 117 of the Annual Report.
The GA is underpinned by a base quantitative calculation that takes into account historical migration and default statistics, loss severity in the event of a default and exposure at default patterns. Senior management then makes qualitative adjustments based on observable factors such as economic trends, business conditions, portfolio concentrations and trends in volumes and severity of delinquencies.
As noted in our accounting policy, the level of GA is reassessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile, analysis of evolving trends in probability of loss, severity of loss and exposure at default factors, and management’s current assessment of factors that may have affected the conditions of the portfolio. The overall level of the GA changed as follows in the last few years, from $1,323 million in 2008, to $1,450 million in 2009, and $1,410 million in 2010. The changes to the General Allowance are on an overall portfolio basis and would be reflected as either a net reversal or provisions no longer required or net new provisions. There are no write-offs against the General Allowance, as write-offs would only be applied to individual loans against established specific allowances.
For our consolidated annual financial statements as at October 31, 2011 we propose to include the following additional disclosure in note 5(b), Allowance for credit losses:
“The changes to the General Allowance are on an overall portfolio basis and would be reflected as either a net reversal or provisions no longer required or net new provisions. There are no write-offs against the General Allowance, as write-offs would only be applied to individual loans against established specific allowances.”
Derivative instruments, page 118
5.	We note your disclosure on page 118 that you enter into derivative contracts for trading purposes to both meet the needs of your customers and for your own account to generate trading income. In addition, we note from your disclosure that the gains and losses due to changes in fair values of trading derivatives are included in other income — trading revenues that totaled $1,016 million at October 31, 2010. It is not clear from these disclosures however,

Response Letter
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how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward, as applicable. Accordingly, please tell us and revise your future filings to separately disclose your revenues earned from proprietary trading activities by geographic location. In addition, clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented as a result of future prohibitions or limitations on this type of activity in the future specifically for your U.S. banking subsidiary.
We consider proprietary trading activities to be associated with trading desks which are solely set up to take outright positions with no related client-facing activities, and would not typically be integrated with the trading desks that support client activity and related market making activities. The Bank does not have any of these types of proprietary trading desks.
None of the Bank’s trading desks exist solely for the purpose of engaging in non-client facing proprietary trading. All trading desks are assigned trading limits to facilitate the positioning and hedging of client-based transactions. The trading desks also act as market makers and, as a result, continuously take active market positions to support our client-based transactions. We may manage our trading inventory by using derivatives to reduce or adjust our risk profile. It is our expectation that this market making activity be conducted in a profitable manner.
We will revise our disclosure of derivative contracts for trading purposes on page 118 to accurately describe the activity that we are conducting. The changes will be as follows:
The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. ~~Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income.~~ Trading derivatives are entered into with customers to accommodate their risk management needs and are used to reduce or adjust our risk profile arising from our market making activities that support our client-based transactions.
We are still assessing the impact of the proposed Volcker Rule with respect to proprietary trading and do not believe they will significantly impact our U.S. banking operations. When the rules are finalized, any changes that are required will be made to ensure compliance with the new regulations.

Response Letter
File No. 002-09048

Note 5 Impaired Loans and Allowance for Credit Losses, page 125
(a) Impaired loans, page 125
6.	We note your disclosure on page 125 that credit losses related to the purchased loans covered under an FDIC loss sharing agreement are determined net of the amount expected to be reimbursed by the FDIC. In addition, we note that loans acquired with a loss sharing agreement and the net receivable from the FDIC totaled $3.6 billion and $852 million at October 31, 2010 and both were included in the loans line item on the balance sheet. Under U.S. GAAP an allowance for credit losses for loans acquired with a loss sharing agreement are determined gross without consideration of the amount to be reimbursed from the FDIC. In addition, the indemnification asset is reported separate from the assets it covers on the balance sheet, i.e. loans and foreclosed assets, either as a separate line item or within other assets. Please revise future filings to reflect the difference in Canadian GAAP and U.S. GAAP for the credit losses on FDIC covered loans and the indemnification asset. In addition, provide us with a draft of the adjustments and related footnotes as of October 31, 2010.
The purchased loans covered under the FDIC loss sharing agreement related to the Bank’s acquisition of R-G Premier Bank of Puerto Rico. As per the agreement the FDIC has guaranteed 80% of any future losses on the acquired loans. These loans were recorded on acquisition date at fair value. No allowance for credit losses was recorded at the acquisition date, as credit losses are included in the determination of the fair value. The FDIC loss sharing indemnification asset was also recorded on acquisition.
There is no difference between Canadian GAAP and U.S. GAAP on the treatment of the allowance on purchased loans and the related FDIC indemnification asset and hence no difference was recorded in the U.S. GAAP reconciliation note in our annual financial statements. Our accounting treatment is summarized below:
•	For the purposes of determining an allowance for credit losses on these loans for balance sheet purposes, the gross amount of the loans is used without consideration of the amount to be reimbursed by the FDIC under the loss sharing agreement.
•	The FDIC loss share indemnification asset of $852 million at October 31, 2010 is recorded separate from loans in other assets in the Bank’s financial statements (please refer to Note 9 on page 127 of our annual financial statements).

Response Letter
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•	With respect to the income statement both the credit losses and the related recoveries from the FDIC are recorded in the provision for credit losses. Therefore our disclosure on page 125 that refers to the net credit losses is referring to the provision for credit losses (income statement). In future filings we will ensure that we clarify credit losses in this paragraph as being the provision (Income Statement) and not the allowance (Balance Sheet).
Note 6 Variable interest entities
(b) Other VIEs, page 126
7.	We note your disclosure on page 126 that you enter into liquidity asset purchase agreements (LAPA) with multi-seller conduits that you sponsor and that the terms of the agreement include an obligation to purchase assets, including defaulted assets, at the conduit’s original cost from the conduit. In addition, we note you provide additional liquidity facilities to these multi-seller conduits based on future asset purchases by them. Please tell us and revise future filings to provide detailed disclosures regarding your obligations under these liquidity facilities. Consider providing the following in your revised disclosures:
•	Whether your obligation is to purchase commercial paper, provide capital commitments, or to purchase assets from the conduits;
•	Whether there are triggers associated with your obligations to fund; and
•	Whether there are any terms that would limit your obligation to perform.
We refer you to pages 46 – 48 of the Bank’s 2010 Annual Report in the MD&A where we have provided more detailed disclosure of the conduits and the Bank’s related obligations.
The multi-seller conduits purchase high-quality financial assets from third parties (“sellers”) and substantially all assets receive credit enhancement from the sellers in the form of overcollateralization and cash reserve accounts. For assets purchased by the conduits, there are supporting backstop liquidity facilities that generally equal 102% of the assets purchased or committed to be purchased. The credit enhancements mitigate the Bank’s potential losses on its liquidity agreements with the conduits.
For the Bank’s U.S. and Canadian based multi-seller conduits, the Bank only has a contractual obligation to purchase interest in the assets owned by the

Response Letter
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conduits. In addition, for the Bank’s Canadian based multi-seller conduits, the Bank’s obligation is further limited since the Bank is generally not obligated to purchase defaulted assets.
There are no contractual triggers associated with the Bank’s obligation to the conduits. However, the administrative agent can require the Bank (as liquidity provider) to perform under its asset purchase agreement in the event the conduit is unable to refinance commercial paper as and when they become due and payable.
The Bank’s obligation to purchase assets from the conduits would be limited if the conduits meet the requirements of an insolvency event. For example; the conduit commences any insolvency proceedings or an involuntary insolvency proceeding is filed against the conduit.
Disclosure related to the triggers associated with the Bank’s obligation to fund and any terms that would limit the Bank’s obligation to perform will be included in future filings. We intend to include the following in future filings:
“The administrative agent can require the liquidity provider to perform under its asset purchase agreement in the event the conduit is unable to access the commercial paper market. The Bank is not obligated to purchase assets from the conduits in the event the conduit meets the requirements of an insolvency event.”
Note 11 Other liabilities, page 127
8.	We note your disclosure on page 127 that you have a note liability of $2.85 billion to the FDIC related to your acquisition of R-G Premier Bank of Puerto Rico. Please tell us and revise to disclose future filings the terms of this note. Specifically, discuss if you have an obligation to use the reimbursements from the FDIC under the loss-sharing agreement to pay down the note.
The Note is a one year non-recourse note payable to the FDIC and is renewable annually for the next four years. The Note is secured by the loans (other than certain consumer loans) acquired under the loss-sharing agreements and all proceeds derived from such loans.
The proceeds with respect to the covered loans, the underlying collateral, all of the acquired property or foreclosed assets also called Other Real Estate Owned (OREO) that is part of the assets covered under loss-sharing agreements, including proceeds from the FDIC as part the credit loss indemnification, will be applied to reduce the outstanding principal balance of the Note. Reimbursements received from the FDIC are applied as a prepayment to the Note on the monthly distribution date.

Response Letter
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The Note may be repaid without penalty (prepayments can be made after giving 60 days prior notice of the Bank’s intention to prepay). The original terms required the entire outstanding principal balance of the Note to be repaid one year from issuance or at an earlier date if an event of default occurred and is continuing but with an option to renew (with a 60 day notice period) by terms of a year up to 2015. The Note has since been renewed in April 2011. The interest rate for the first year is 0.881% and adjusts for each subsequent renewal period based on the current one-year U.S. Treasury Bill rate plus 50 basis points.
We will amend future note disclosures to incorporate the following terms:
“We have an obligation to use the reimbursements from the FDIC under the loss-sharing agreement to pay down the outstanding principal balance of the Note. The Note may be repaid without penalty (prepayments can be made after giving 60 days prior notice of the Bank’s intention to prepay). The original terms required the entire outstanding principal balance of the Note to be repaid one year from issuance or at an earlier date if an event of default occurred and is continuing but with an option to renew (with a 60 day notice period) by terms of a year up to 2015. The Note has since been renewed in April 2011. The interest rate for the first year is 0.881% and adjusts for each subsequent renewal period based on the current one-year U.S. Treasury Bill rate plus 50 basis points.”
Note 31 Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 161
9.	We note your reconciliation of net income on page 161 and that the adjustments totaled $71 million. In addition, we note your adjustment to retained earnings from Canadian GAAP to U.S. GAAP of $433 million that was disclosed on page 164. Considering there was a significant difference in the total adjustments to net income and retained earnings from Canadian GAAP to U.S. GAAP, please provide us with a breakout of the adjustments made to retained earnings as of October 31, 2010 by footnote (i.e. a, b, c, etc.). In addition, consider providing detailed quantitative descriptions of your adjustments in the footnotes to the tabular disclosures in future filings.
The breakdown of the total adjustment of $433 million to retained earnings as of October 31, 2010 is as follows:

Response Letter
File No. 002-09048

October 31, 2010 — (amount in $ millions)

CAD GAAP Retained Earnings	$21,932
note a — Employee future benefits	(199)
note b — Restructuring costs	(4)
note d — Derivative instruments and hedging activities	(172)
note f — Unrealized gains (losses) on securities reclassified	(20)
note f — Conversion of loans into debt securities	(49)
note g — Computer software	11
note h — Stock-based compensation	(15)
note l — Business combinations and non-controlling interest in subsidiaries	(5)
note n — Equity accounted investments	20

Total Retained Earnings Adjustments	(433)

U.S. GAAP Retained Earnings	$21,499

The relevant notes are discussed in our annual financial statements.
In future filings, we propose to include the above disclosed retained earnings reconciliation and also provide any additional quantitative descriptions in the footnotes to the extent feasible. Please refer to Appendix I for a draft of our proposed disclosures black lined for our proposed revisions.
10.	We note your footnote (i) to your reconciliation of net income on page 162 and that the adjustment is to account for Scotiabank Trust Securities as non-controlling interest in subsidiaries under U.S. GAAP. In addition, we note adjustment (1) that reduced net income by $6 million in 2010. Please tell us and revise future filings to disclose how the adoption of ASC 810-10 (SFAS 160) affected your reconciliation of Canadian GAAP to U.S. GAAP. In addition, revise your net income presentation under U.S. GAAP to comply with the guidance beginning in paragraph 18 of ASC 810-10-45 and ASC 810-10-50. Refer to ASC 810-10-55-4J.
Footnote (i) relates to the reclassification of the Scotiabank Trust Securities from capital instrument liabilities under Canadian GAAP to non-controlling interest under U.S. GAAP. A total of $1,079 million (2009 — $1,054 million) of both non-controlling interest in subsidiaries and capital instrument liabilities was reclassified from liabilities to shareholders’ equity, as disclosed in the condensed consolidated balance sheet on page 164.
The interest paid on Scotiabank Trust Securities should be reclassified from interest expense-capital instrument liabilities to net income attributable to non-controlling interest. As the Bank’s U.S. GAAP reconciliation is to net income available to common shareholders, we did not split out the net income

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attributable to non-controlling interest separately. However, we acknowledge that it is more appropriate in terms of ASC 810-10 (SFAS 160) that the interest expense reclassification of $37 million (2009 — $37 million) be shown separately in the reconciliation of net income of Canadian GAAP to U.S. GAAP. In addition, we acknowledge that the Bank’s description in footnote (i) did not specifically describe the resulting income statement impact.
For future filings, we will refine our net income presentation under U.S. GAAP to clearly distinguish net income attributable to non-controlling interest. Please refer to the proposed revisions to the Bank’s draft U.S. GAAP reconciliation for the October 31, 2011 filing in Appendix I.
The guidance beginning in paragraph 18 of ASC 810-10-45 discusses attributing net income and comprehensive income to the parent and non-controlling interest. The revised reconciliation of net income of Canadian GAAP to U.S. GAAP, as attached, shows the revised presentation under U.S. GAAP that complies with this guidance. With respect to the guidance for attributing comprehensive income to the parent and non-controlling interest, we have complied with the requirements in the Bank’s consolidated statement of comprehensive income (loss) on page 163.
ASC 810-10-50 provides guidance on disclosures on variable interest entities. We believe that the Bank’s disclosures as included on pages 46 to 48 in the MD&A and in Note 6 in the consolidated financial statements on pages 125 and 126, comply with this guidance.
The $6 million reduction in net income referenced in footnote (l) is primarily related to acquisition-related costs being expensed as incurred as required by Business Combinations (ASC 805). We will revise future filings to clarify this. Refer to appendix I for the revised wording.
Form 6-K, filed May 31, 2011
Exhibit 99.1 — Q2 2011 Second Quarter Results Report to Shareholders
Management’s Discussion and Analysis, page five
Future Accounting Changes, page 14
Control Environment, page 14
11.	We note your disclosure on page 14 that you are implementing changes in internal control over financial reporting (ICFR) and disclosure controls and procedures due to the transition to International Financial Reporting Standards (IFRS). In addition, we note on page 16 that you state there were no changes in your ICFR during the second quarter that have materially affected, or are reasonably likely to materially affect your ICFR. Please tell us if you have made changes during the past two fiscal years and subsequent to ICFR and

Response Letter
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DCP. If so, explain how you determined these changes would not materially affect your ICFR going forward.
With respect to the adoption of IFRS, the Bank’s disclosure on page 14 of its Second Quarter Report to Shareholders notes that changes to policies, processes and systems “continue to be assessed and implemented as required”. At this time we believe that the changes required for the adoption of IFRS are not pervasive or systemic and will not require wholesale changes to policies, processes or systems. Key controls within our ICFR and DCP are not changing due to the adoption of IFRS. The key differences between Canadian GAAP and IFRS are also disclosed on pages 14 to 16. The differences are very specific and the changes are mainly isolated to very limited aspects of centralized processes and as such the existing control structures are substantially the same even though minor changes are required for certain aspects. For example, some changes reflect changes in measurement bases, the Bank’s existing controls over valuation and measurement still apply. In addition for securitized mortgages that fail derecognition, the underlying operating systems and reconciliations continue but some small changes to certain system flags are being implemented that are not significant.
With respect to current ICFR and DCP, we have not made any changes in processes, polices or systems in the last two years that we would consider significant. No changes have been made that have been pervasive or systemic or that would have fundamentally changed the key controls that are relied on in Management’s assessment of ICFR and DCP. Our assessment of significance considers the significance of the process being impacted, the materiality of the disclosures or accounting records that result from the process and the pervasiveness of the change across the Bank or any process.
*****************************
The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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File No. 002-09048

If you have any additional questions or require further information, please contact the undersigned, or Ms. Maria Theofilaktidis, Senior Vice-President and Chief Accountant at 416-866-4269.
Yours truly,
/S/ Luc A. Vanneste
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS
Appendix I
DRAFT U.S. GAAP RECONCILIATION NOTE
Please note that this draft only highlights proposed changes in relation to the comments. We are still assessing other required changes for 2011.
30	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2011	2010	2009
Net income available to common shareholders based on Canadian GAAP	$	$4,239	$3,547
Non controlling interest in net income of subsidiaries based on Canadian GAAP		100	114
Employee future benefits (a)		(82)	(91)
Transfers of loans through securitizations (c)		(14)	—
Derivative instruments and hedging activities (d)		(124)	(427)
Unrealized gains (losses) on securities reclassified (f)		57	(17)
Conversion of loans into debt securities (f)		66	39
Available-for-sale securities (f)		—	—
Computer software (g)		(3)	(3)
Stock-based compensation (h)		31	5
Business combinations and non-controlling interest in subsidiaries (l)		(6)	—
Equity accounted investments (n)		23	—
Liabilities and equity (i)		37	37
Tax effect of above differences		(19)	119

Net income based on U.S. GAAP	$	$4,305	$3,323

Net income attributable to non-controlling interest (i)		(137)	(151)
Preferred dividends paid		(201)	(186)

Net income available to common shareholders based on U.S. GAAP	$	$3,967	$2,986

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$	$3.84	$2.95
Diluted	$	$3.84	$2.94

(1)	Earnings per share calculations are based on full dollar and share amounts.
Reconciliation of retained earnings

As at October 31 — (amount in $ millions)	2011	2010
CAD GAAP Retained Earnings	$	$21,932
Employee future benefits (a)		(199)
Restructuring costs (b)		(4)
Derivative instruments and hedging activities (d)		(172)
Unrealized gains (losses) on securities reclassified (f)		(20)
Conversion of loans into debt securities (f)		(49)
Computer software (g)		11
Stock-based compensation (h)		(15)
Business combinations and non-controlling interest in subsidiaries (l)		(5)
Equity accounted investments (n)		20

Total Retained Earnings Adjustments		(433)

U.S. GAAP Retained Earnings	$	$21,499

DRAFT SCOTIABANK ANNUAL REPORT 2011

CONSOLIDATED FINANCIAL STATEMENTS
Appendix I
(a) Employee future benefits
U.S. GAAP requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. Canadian GAAP requires that only the cumulative difference between pension income/expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet.
Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance.
Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. These changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance. The impact of this difference is an increase in net income of $10 million.
Commencing in fiscal 2009, U.S. GAAP requires the measurement of defined benefit plan assets and obligations at the fiscal year-end date. The impact of the 2009 adoption of the requirement to measure defined benefit plan assets and obligations at the fiscal year-end date was an increase of $2 million to other assets, an increase of $22 million to other liabilities, a decrease of $32 million to retained earnings (net of income taxes is $24 million), and an increase of $6 million (net of income taxes is $4 million) in accumulated other comprehensive income.
The recognition differences, the reversal of the valuation allowance, and the measurement date change result in a decrease of $82 million in net income and a decrease of $199 million in retained earnings.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
The decrease in retained earnings of $4 million is the cumulative impact of the adjustment prior to harmonization.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. As a result, differences in Canadian and U.S. GAAP income will continue until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income, which occurred in fiscal 2010. The net impact of this difference is a decrease in net income of $14 million.
Prior to the harmonization of Canadian and U.S. GAAP on July 1, 2001, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
Canadian GAAP, as described in Note 1, is substantially consistent with U.S. GAAP for the Bank’s activities relating to derivatives and hedging. The current year reconciling items between Canadian and U.S. GAAP mainly relate to the classification of certain guarantees resulting in a decrease in net income of $95 million.
Prior to August 1, 2010, U.S. GAAP did not require bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures. As a result, changes in fair value of these embedded derivatives from November 1, 2009 to July 31, 2010 were reclassified from net income to other comprehensive income as a reconciling item between Canadian GAAP and U.S. GAAP.
Effective August 1, 2010, U.S. GAAP required the bifurcation of credit-related embedded derivatives in such CDO structures. The change in fair value of the embedded derivatives is to be recognized in income, consistent with Canadian GAAP.
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CONSOLIDATED FINANCIAL STATEMENTS
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The cumulative transition impact of the U.S. GAAP amendment as at August 1, 2010, was an after-tax loss of $23 million (net of income taxes of $9 million) that was reclassified from accumulated other comprehensive income to retained earnings. The net impact of this difference is a decrease in net income of $17 million.
The total net impact of the differences related to derivative instruments and hedging activities result in a decrease of $124 million in net income.
The decrease in retained earnings of $172 million is comprised of the impact of the classification of certain financial guarantees (a decrease of $231 million), partially offset by the impact of the bifurcation of credit-related embedded derivatives in CDO structures and foreign currency translation.
(e) Classification and Impairment of financial instruments
Effective November 1, 2008, under Canadian GAAP certain debt instruments that are not quoted in an active market were reclassified to loans and are carried at amortized cost. Impairment on these assets is recognized only to the extent of incurred credit losses. U.S. GAAP precludes securities from being classified as loans. As a result, certain debt securities which are classified as loans under Canadian GAAP are classified as available-for-sale under U.S. GAAP. This resulted in a balance sheet reconciling item between loans, available-for-sale debt securities, and other comprehensive income.
Effective May 1, 2009, under U.S. GAAP, certain impaired available-for-sale debt instruments are written down to the extent of incurred credit losses. Under Canadian GAAP, impaired available-for-sale debt instruments are written down to fair value. As the Bank’s available-for-sale debt securities under Canadian GAAP contains a limited number of impairment write-downs, effectively for credit-related losses, this U.S. GAAP change had no impact on the Bank.
(f) Securities
Except as discussed in (e), Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent. The impact of this difference is an increase in net income of $66 million.
The decrease in retained earnings of $49 million is the cumulative impact of recording debt securities acquired in a loan restructuring at fair value prior to harmonization.
Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as available-for-sale securities.
Canadian GAAP was amended in October 2008 allowing a reclassification of non-derivative financial assets out of the trading category under rare circumstances. The Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification was effective October 31, 2008. The net impact of this difference is an increase in net income of $57 million.
The decrease in retained earnings of $20 million is the net cumulative impact of reclassifying certain securities with embedded derivatives to trading securities.
(g) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent. The impact of this difference is a decrease in net income of $3 million.
The increase in retained earnings of $11 million is the cumulative impact of the adjustment prior to harmonization.
(h) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
The U.S. GAAP stock-based compensation expense was quantified using the Black-Scholes option pricing model and the following weighted average assumptions:
DRAFT SCOTIABANK ANNUAL REPORT 2011

CONSOLIDATED FINANCIAL STATEMENTS
Appendix I

As at	October 31, 2011	October 31, 2010
Risk-free interest rate	%	1.63%
Expected dividend yield	%	3.52%
Expected price volatility	%	27.3%
Expected life of option	years	6.4 years
Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
The net impact of the differences results in an increase of $31 million in net income.
The cumulative impact of these adjustments is a decrease in retained earnings of $15 million.
(i) Liabilities and equity
Under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. The related payments of $37 million are recognized as interest expense. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries. The related payments are recognized as net income attributable to non-controlling interest.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $xxx million (2010 — $6,211 million) and an addition to other liabilities of $xxx million (2010 — $6,211 million).
(k) Comprehensive income
Both Canadian and U.S. GAAP require a separate Statement of Comprehensive Income. The reconciling items between Canadian and U.S. GAAP mainly result from changes in assets and liabilities relating to employee future benefits, bifurcation of embedded derivatives in synthetic CDOs, and certain debt securities classified as loans. These reconciling items are further discussed in (a), (d) and (e).
(l) Business combinations and Non-controlling interest in subsidiaries
Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 805 Business Combinations and Topic 810 Consolidations. These standards require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value as at the acquisition date; all acquisition related and restructuring costs are expensed and non-controlling interest in subsidiaries is classified as a separate component of equity. Under Canadian GAAP, acquisition related and restructuring costs are capitalized as part of the purchase consideration.
Under Canadian GAAP, increases in ownership interest of an acquiree where control has already been obtained are accounted for under the purchase method. Goodwill is proportionately adjusted based on the percentage purchased. Under U.S. GAAP, purchases of equity interests that do not result in a change in control are accounted for as equity transactions. Goodwill is not affected.
With the adoption of ASC 805, net income was reduced by $6 million, primarily due to acquisition-related costs being expensed as incurred.
The decrease in retained earnings of $5 million is the cumulative impact of expensing acquisition-related costs as incurred and accounting for equity interests with no change in control as equity transactions.
(m) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 Income Taxes. The Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
The Standard uses a two-step approach for evaluating tax positions: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the U.S. GAAP model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.
The adoption of Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 had no material impact on 2008 opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as at November 1, 2009 was $540 million. There was a net $xx million increase during 2011 related to tax positions taken during the current and prior periods. The 2011 balance of $xxx million of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
(n) Equity accounted investments
Under Canadian GAAP, for equity accounted investments, the Bank applies equity accounting prospectively from the date it has obtained significant influence. Under U.S. GAAP, the investment, results of operations, and retained earnings of the investor is adjusted retrospectively on a step-by-step basis as if the equity
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CONSOLIDATED FINANCIAL STATEMENTS
Appendix I
method had been in effect during all previous periods in which the investment was held. The impact of the adjustment as at October 31, 2010 was an increase of $23 million in pre-tax income and equity accounted investments.
The increase of $20 million in retained earnings is the cumulative impact of the adjustment.
DRAFT SCOTIABANK ANNUAL REPORT 2011